UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 27, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 27 July 2026 entitled Vodafone Q1 FY27 Trading Update.

Vodafone Group Plc
Q1 FY27 Trading Update
27 July 2026

Vodafone: a strong start to our new growth chapter
“In May, we said Vodafone is entering a new chapter – one focused on stronger, multi-year growth.

We have made a good start to this financial year, with broad-based growth across all of our segments and organic service revenue increasing by 5.2%. Germany saw improved retail revenues, the UK continues to show strong commercial momentum, and our Africa operations continue to grow double digit on an organic basis. This revenue growth – coupled with the new phase of our multi-year cost initiatives announced in May – has resulted in organic Adjusted EBITDAaL increasing by 6.2%.

Following the completion of the Safaricom transaction, we are updating our guidance range to reflect the contribution from Kenya and Ethiopia. And after our good start to the year, we are expecting to deliver the upper end of the new Group ranges.”

Margherita Della Valle
Group Chief Executive

5.2% Service revenue growth	6.2% Adjusted EBITDAaL growth	Expect to deliver the upper end Of updated FY27 Group guidance ranges

 -
Total revenue: Increased 9.7% to €10.3 billion, due to strong service revenue growth and the consolidation of Three UK, partially offset by foreign exchange movements.
 -
Service revenue: Grew 9.8% to €8.6 billion and on an organic basis increased 5.2% with growth in all segments.
 -
Germany: Organic service revenue increased 1.2% (Q4: 1.3%) with higher Wholesale and fixed line revenue, reflecting strong broadband ARPU in Consumer and digital services growth in Business, despite continued mobile competitive pressure.
 -
UK: Organic service revenue increased 0.6% (Q4: -0.2%), with continued strong commercial momentum in Consumer broadband and Business fixed returning to growth.
 -
Other Europe & Türkiye: Organic service revenue increased 1.0% (Q4: 1.2%) in Other Europe, supported by strong Business growth. Service revenue in Türkiye increased 8.3% in euro terms1.
 -
Africa: Service revenue continued to grow double digit on an organic basis (Q1: 12.6%; Q4: 10.9%), with strong growth in Egypt and Vodacom’s international markets across both connectivity and financial services.
 -
Business service revenue: Organic service revenue accelerated to 5.0% (Q4: 3.2%), with high double digit-growth in digital services due to strong demand for our SaaS2, IoT and cloud & security products.
 -
Adjusted EBITDAaL: Increased 6.7% to €2.9 billion, and 6.2% on an organic basis driven by service revenue growth and improved operating leverage. Adjusted EBITDAaL margin improved 0.6 percentage points on an organic basis to 28.5%.
 -
Operating profit: Increased €2.9 billion to €3.9 billion, primarily due to a gain arising from the completion of the Safaricom transaction.
 -
Safaricom transaction complete: On 30 June 2026, we announced that Vodacom completed the acquisition of an effective 20%3 of the issued share capital in Safaricom, increasing its and the Group’s shareholding to 55%. Safaricom results will be fully consolidated by Vodacom and Vodafone Group from 1 July 2026.
 -
FY27 guidance: Our guidance for the year now includes the impact of consolidating Safaricom4 with Group Adjusted EBITDAaL expected to be €13.0 - €13.3 billion and Adjusted free cash flow expected to be €2.6 - €2.9 billion. We now expect to deliver the upper end of our updated Group guidance ranges.

Note:
1.
Excluding the impact of hyperinflationary accounting adjustments.
2.
Software-as-a-service.
3.
Including 5% from Vodafone through its wholly owned subsidiary Vodafone International Holdings B.V.
4.
FY27 Safaricom consolidation impact on a nine-month basis of €1.1 billion Adjusted EBITDAaL and nil impact on Adjusted free cash flow. The FY27 guidance reflect the following foreign exchange rates: €1: GBP 0.87; €1: ZAR 19.60; €1: TRY 53.07; €1: EGP 62.53; €1: KES 159.66.

For more information, please contact
:
Investor Relations:       vodafone.com       ir@vodafone.co.uk             Media Relations:         Vodafone.com/media/contacts                GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

  Strategic progress & outlook

In May 2026, we reviewed our progress over the last three years and set out our medium-term outlook as Vodafone enters a new chapter of growth. This is set out in a video available here: investors.vodafone.com/results.

Progress in Q1 FY27
Vodafone’s strategy is focused on delivering operational progress across three clear priorities: Customers, Simplicity and Growth. Together, these priorities underpin our improved performance and provide Vodafone with strong foundations for future growth. We have made a good start to FY27, including the following:

 -
Customers: After focusing on growing net promoter scores (NPS) through detractors reduction, the strong positions achieved in most of our markets are now allowing us to focus on growing promoters. Also thanks to the increasingly widespread adoption of our unique customer service proposition ‘Ask Once’, we are now seeing the share of promoters across our base increasing in 13 out of 14 markets1. Specifically in the UK, our Network programme has driven a step change in customer experience and is further extending our NPS lead in the market.
 -
Simplicity: We have made good early progress against our new medium-term efficiency and synergy targets. In the UK, we have started to see the first impact of the integration synergies and more broadly, across Europe and Shared Operations, our initiatives have delivered over 1,200 new role reductions in the quarter. Europe and Shared Operations are on track to deliver material net opex reductions by year end, contributing to our operational leverage and Group Adjusted free cash flow growth.
 -
Growth: We have made a strong start to FY27, delivering service revenue growth across all segments, and strong Adjusted EBITDAaL growth and margin improvement. Specifically in Business, the investment in digital services capabilities, the build-up of our specialist sales teams, and the establishment of a strong pipeline are now delivering a material growth acceleration. This will support our performance in the year and beyond, more than offsetting the conclusion of some large public sector projects in Other Europe in H2 FY26.

Notes:
1.
Not available for Türkiye due to a change in data collection methodology.

Updated FY27 guidance
In May 2026, we set out guidance for FY27 for Adjusted EBITDAaL and Adjusted free cash flow, which now includes the impact of consolidating Safaricom1 with Group Adjusted EBITDAaL expected to be €13.0 - €13.3 billion and Adjusted free cash flow expected to be €2.6 - €2.9 billion. We now expect to deliver the upper end of our updated Group guidance ranges.
For FY27, we also provided additional outlook for Europe and continue to expect Adjusted EBITDAaL to be €7.6 - €7.9 billion.
Restructuring and integration costs in FY27 are expected to peak at c.€0.7 billion, which includes integration costs of c.€0.4 billion related to the VodafoneThree merger.

Notes:
2.
FY27 Safaricom consolidation impact on a nine-month basis of €1.1 billion Adjusted EBITDAaL and nil impact on Adjusted free cash flow.

€billion	Adjusted EBITDAaL	Adjusted FCF
FY26 actual – reported basis	11.4	2.6
Impact of exchange rates	(0.1)	(0.1)
Remove impact of Türkiye hyperinflation accounting	0.1	–
Impact of M&A transactions1	–	(0.1)
FY26 re-based2,3	11.4	2.4
Growth	0.5 – 0.8	0.2 – 0.5
Original FY27 guidance2,4	11.9 – 12.2	2.6 – 2.9
9-month FY27 Safaricom consolidation impact	1.1	–
Updated FY27 guidance2,4	13.0 – 13.3	2.6 – 2.9

Notes:
1.
M&A transactions include the impact of the disposal of VodafoneZiggo
2.
Excluding the impact of hyperinflation accounting in Türkiye.
3.
The FY26 rebased outcome is derived by applying FY27 guidance foreign exchange rates.
4.
The FY27 guidance reflect the following foreign exchange rates: €1: GBP 0.87; €1: ZAR 19.60; €1: TRY 53.07; €1: EGP 62.53; €1: KES 159.66. The guidance assumes no material change to the structure of the Group.

Medium-term ambition
We operate through four key divisions, Europe, Africa, B2B and Investments, each with their own strengths, strategic priorities and growth drivers. In addition, we have several scaled platforms that provide us with a structural advantage. With these assets, our diversified portfolio and growth drivers, disciplined capital allocation and clear operational progress provide us with the confidence in our mid-term value equation.

Mid-termambition1		FY26 performance	Considerations
Revenue growth	Europe	+0.1%	Building trust, focused on value
	Africa	+12.9%	Structural growth opportunities
	B2B	+3.2%	Growing demand, with diverse products & services
	Group	+5.4%
Operating leverage	Group Adj. EBITDAaL margin	28.1%	€2bn (gross) efficiency & synergy potential €1bn (net) EU opex reduction opportunity (FY27-FY30)2,3
Adj. EBITDAaL growth	Europe	(0.1)%	Europe: Growth supported by UK synergies
	Africa	+14.0%	Africa: Early-teens EBITDA CAGR
	Group	+4.5%
Disciplined capital allocation	Group	+18% capital intensity	Broadly stable capital intensity market-by-market
		c.3% cost of debt	Targeting lower half of 2.25-2.75x Adj. EBITDAaL/net debt range
Double-digit organic growth in Adjusted FCF			Euro growth in Adjusted FCF

Notes:
1.
Medium-term financial ambition assume no material change to the structure of the Group (at 30 June 2026), is based on current prevailing assessments of the macroeconomic outlook, including interest rates and inflation, and is at constant foreign exchange rates.
2.
Includes Europe, Shared Operations and Corporate services, and committed UK cost synergies. The majority of the previously disclosed £700 million cost & capex synergies is expected to be opex savings.
3.
Restructuring and integration costs in FY27 are expected to peak at c.€0.7 billion, which includes integration costs of c.€0.4 billion related to the VodafoneThree merger.

Segment performance

Geographic performance summary

Service revenue	Other revenue	Total revenue
Q1 FY27	Q1 FY26	Q1 FY27	Q1 FY26	Q1 FY27	Q1 FY26
€m	€m	€m	€m	€m	€m
Germany	2,740	2,688	306	291	3,046	2,979
UK	1,988	1,646	375	288	2,363	1,934
Other Europe1	1,231	1,184	188	191	1,419	1,375
Türkiye	716	629	149	133	865	762
Africa	1,790	1,555	427	377	2,217	1,932
Common Functions2	197	192	244	269	441	461
Eliminations	(36)	(36)	(21)	(22)	(57)	(58)
Group	8,626	7,858	1,668	1,527	10,294	9,385

Service revenue growth	FY26	FY27
Q1	Q2	H1	Q3	Q4	H2	Total	Q1
%	%	%	%	%	%	%	%
Germany	(3.2)	0.5	(1.4)	0.7	2.0	1.4	–	1.9
UK	15.2	38.0	26.7	31.1	31.5	31.3	29.0	20.8
Other Europe1	0.3	0.1	0.2	3.5	3.0	3.3	1.7	4.0
Türkiye	22.1	18.7	20.3	(13.5)	36.9	8.5	13.8	13.8
Africa	7.3	8.4	7.9	8.2	7.3	7.7	7.8	15.1
Group	5.3	10.8	8.1	7.3	12.0	9.6	8.8	9.8

Organic service revenue growth3	FY26	FY27
Q1	Q2	H1	Q3	Q4	H2	Total	Q1
%	%	%	%	%	%	%	%
Germany	(3.2)	0.5	(1.4)	0.7	1.3	1.0	(0.2)	1.2
UK	0.9	1.2	1.1	(0.5)	(0.2)	(0.4)	0.3	0.6
Other Europe1	0.2	(0.5)	(0.1)	1.2	1.2	1.2	0.5	1.0
Türkiye	63.8	48.4	55.6	38.5	33.7	36.1	45.2	30.2
Africa	13.8	13.5	13.7	13.5	10.9	12.2	12.9	12.6
Group	5.5	5.8	5.7	5.4	5.1	5.2	5.4	5.2

Group profitability	FY26	FY27
Q1	Q2	H1	Q3	Q4	H2	Total	Q1
Operating profit (€m)	1,015	1,147	2,162	483	199	682	2,844	3,873
Adjusted EBITDAaL3 (€m)	2,748	2,980	5,728	2,816	2,807	5,623	11,351	2,932
Adjusted EBITDAaL margin3 (%)	29.3	29.1	29.2	26.9	27.0	27.0	28.1	28.5
Organic Adjusted EBITDAaL growth3 (%)	4.9	8.7	6.8	2.3	2.3	2.3	4.5	6.2

Notes:
1.
Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
2.
Comprises corporate functions and shared operations.
3.
Non-GAAP measure. See page 11 for more information.
Germany ⫶ Service revenue growth across mobile and fixed

32% of Group service revenue	Q1 FY27	Q1 FY26	Reported	Organic
	€m	€m	change %	change %1
Total revenue	3,046	2,979	2.2
- Service revenue	2,740	2,688	1.9	1.2
- Other revenue	306	291

Note:
1.
Non-GAAP measure. See page 11 for more information.

Growth
Total revenue increased 2.2% to €3.0 billion as a result of service revenue growth, higher equipment revenue and the consolidation of Skaylink’s financial results following the acquisition. Service revenue increased 1.9% and on an organic basis increased 1.2% (Q4: 1.3%), with higher wholesale revenue and fixed line growth, reflecting strong broadband ARPU in Consumer and digital services growth in Business, despite continued mobile competitive pressure
Mobile service revenue grew 1.2% (Q4: 2.7%), supported by higher wholesale revenue, despite continued ARPU pressure and a lower customer base due to ongoing competitive intensity. The slowdown in quarterly trends was due to the lower contribution from wholesale revenue, as the migration of 1&1 customers onto our nationwide 5G network progressed in the prior year, resulting in a tougher comparative.
Fixed service revenue increased 2.6% and on an organic basis grew 1.3% (Q4: 0.1%), supported by strong Consumer broadband ARPU and Business services growth. The continued improvement in quarterly trends was supported by a growing pipeline of digital services and our value-focused broadband retail pricing actions, implemented between March 2025 and January 2026, resulting in a 30% increase year-over-year (Q4: +30%) in broadband ARPU from new customers.
Vodafone Business service revenue increased 7.2%. On an organic basis, Vodafone Business service revenue increased 4.0% (Q4: 1.5%), despite the ongoing pressure in core connectivity, driven by strong digital services results, particularly our digital solutions including software-as-a-service (‘SaaS’), and cloud & security services.

Customers
Due to continued competitive intensity in the mobile market, our contract customer base declined by 85,000 during the quarter (Q4: -77,000). However, our branded Consumer customer base remained stable, supported by our enhanced propositions and focus on customer experience, with our customer satisfaction results continuing to improve. We connected 2.9 million IoT devices, driven by continued demand from the automotive sector.
Our broadband customer base declined by 98,000 in Q1 (Q4: -90,000), including the loss of 61,000 customers on our gigabit network (Q4: -59,000). The decline was primarily due to our focus on value optimisation as we continue to drive ARPU growth for new customers supporting revenue growth, in the context of increasing promotional offers in the market. In Q1, customer loyalty remained broadly stable across our broadband customer base, supported by our highest ever cable net promoter score (‘NPS’).
Our TV customer base declined by 55,000 during the quarter (Q4: -104,000) impacted by the structural decline in demand for standalone linear TV services.

Operational actions
In January 2026, following its success across other European markets, we launched our ‘Ask Once’ promise, which sets a new standard in customer service. Initially rolled out for broadband customer queries, the service already resulted in a 20% reduction in share of detractors.
Our OXG fibre joint venture’s buildout is progressing with 840,000 homes passed and we are now able to market to over 1.5 million homes. We remain the largest provider of fixed line gigabit connectivity in Germany, as we market gigabit speeds to almost 75% of German homes with over 6 million fibre households beyond our own cable footprint of 25 million households.
In May 2026, we further expanded this footprint through a strategic partnership with Deutsche GigaNetz GmbH, and we will start marketing to over 500,000 households, reaching up to one million homes by 2030.

UK ⫶ Strong integration progress delivering customer benefits

23% of Group service revenue	Q1 FY27	Q1 FY26	Reported	Organic
	€m	€m	change %	change %1
Total revenue	2,363	1,934	22.2
- Service revenue	1,988	1,646	20.8	0.6
- Other revenue	375	288

Note:
1.
Non-GAAP measure. See page 11 for more information.

Growth
Total revenue increased 22.2% to €2.4 billion due to service revenue growth, and the consolidation of Three UK’s financial results following the completion of the merger in May 2025. Service revenue increased 20.8%, and organic service revenue grew 0.6% (Q4: -0.2%), with growth in Wholesale and fixed line.
Mobile service revenue increased 26.5% and on an organic basis growth in mobile service revenue was -0.7% (Q4: -0.5%). This was due to ARPU pressure from the phasing of mid-contract price rises and Business contract renewals, only partially offset by strong wholesale revenue growth.
Fixed service revenue increased 2.8%. On an organic basis, fixed service revenue grew 6.1% (Q4: 0.8%), driven by the continued strong commercial momentum in Consumer broadband and Business returning to growth following the planned managed services contract terminations in the prior year.
Vodafone Business service revenue increased 1.7%. On an organic basis, Vodafone Business service revenue decreased 0.7% (Q4: -7.8%), due to the impact of continued mobile ARPU pressure from corporate customer contract renewals offsetting fixed line growth, following the planned managed services contract terminations in the prior year. Digital services continued to grow strongly, supported by our software-defined networking (‘SDN’), software-as-a-service (‘SaaS’) and digital communications products in particular.

Customers
Our mobile contract customer base declined by 48,000 during the quarter (Q4: 22,000), including the disconnection of 25,000 very low value Business SIMs. Three UK customer losses continued, but customer loyalty has been improving across all our Consumer brands, supported by our best-in-class customer experience, with Consumer contract churn reducing 1.0 percentage points year-over-year. Our prepaid brands, VOXI and SMARTY, continued to grow with 34,000 customer additions in Q1 (Q4: 47,000).
Our broadband customer base increased by 34,000 in Q1 (Q4: 64,000) impacted by seasonality. We added 23,000 fixed wireless access customers (‘FWA’) (Q4: 20,000), reported in the mobile segment. Through our strategic partnerships, we are the largest fibre-to-the-home (FTTH) providers in the UK, offering gigabit speeds to 24.5 million households. In May 2026, we launched our new FWA 5G Broadband product, offering fast and reliable broadband services to an additional 3.7 million homes outside our fibre footprint.
For business customers, in April 2026, we launched our ‘5G Slicing’ proposition, delivering enhanced and dependable mobile connectivity with guaranteed performance for enterprises, as a part of our strategy of network differentiation.

VodafoneThree Integration
In May 2026, we announced that Vodafone had reached an agreement for the buyout of CK Hutchison Group Telecom Holding Limited (CKHGT) from the VodafoneThree joint venture for £4.3 billion (€4.9 billion) via a cancellation of shares (the ‘Transaction’). Following completion of the transaction, Vodafone will become the sole owner of VodafoneThree.
Since the merger of Vodafone UK and Three UK last year, we have made a fast start with the integration including significant network improvements as part of our promise to deliver a best-in-class experience, and we have taken actions on key areas of cost synergies to deliver the first material impacts in FY27. Network sharing activation is ahead of plan, with both Vodafone and Three customers already benefiting from seamlessly using both networks with Vodafone 5G download speeds already improving c.50%, and up to 50 million people, around 70% of the UK population, having access to VodafoneThree’s 5G speeds, thanks to the sharing of the combined spectrum.
This strong start to the integration means we are now even more confident on delivering our plans to create one of Europe’s leading telecoms networks, which include expecting to realise £700 million annual cost and capital expenditure synergies by FY30. We are hosting an Investor Briefing on 8 October 2026, which will outline VodafoneThree’s strategy, growth ambitions and the significant value creation we expect to deliver in the coming years.

Other Europe1 ⫶ Business digital services supporting growth

14% of Group service revenue	Q1 FY27	Q1 FY26	Reported	Organic
	€m	€m	change %	change %2
Total revenue	1,419	1,375	3.2
- Service revenue	1,231	1,184	4.0	1.0
- Other revenue	188	191

Notes:
1.
Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
2.
Non-GAAP measure. See page 11 for more information.

Growth
Total revenue increased 3.2% to €1.4 billion, supported by the consolidation of Telekom Romania Mobile Communications S.A following the completion of the acquisition in October 2025. Service revenue grew 4.0% and organic growth in service revenue increased 1.0% (Q4: 1.2%) as growth in Ireland, Greece and Czech Republic was partially offset by continued ARPU pressure in Portugal and Romania.
In Portugal, service revenue declined during the quarter as a result of mobile ARPU pressure, due to the continued competitive intensity in the market following the launch of a fourth operator. However, in January 2026, we announced pricing actions across our Consumer and Business portfolios, which supported service revenue trends quarter-over-quarter.
In Ireland, service revenue increased in Q1. This was driven by an increase in fixed service revenue, due to a higher customer base, and strong digital services growth supporting the acceleration in Business.
In Greece, service revenue grew strongly during the quarter as a result of growth in mobile and fixed service revenue, supported by Business digital services projects for the public sector. Growth in mobile was supported by contract customer base and ARPU growth.
Vodafone Business service revenue increased 4.2% and on an organic basis grew 4.0% (Q4: 6.8%), driven by strong digital services growth, particularly in Greece, benefiting from public sector projects, and Ireland.

Customers
We lost 52,000 mobile contract customers during the quarter (Q4: -68,000) across our six markets. Our broadband customer base declined by 2,000 (Q4: -20,000).

Portfolio
In October 2025, we completed the acquisition of Telekom Romania Mobile Communications S.A (‘TKRM’). The integration is well underway, and we have completed the migration of over 380,000 customers to Vodafone contracts and combined over 500 radio sites.
In June 2026, we announced that Vodafone Greece and Public Power Corporation S.A. (“PPC Group”) entered into heads of terms in relation to the formation of a potential 50:50 joint venture comprising their respective fibre-to-the-home networks and wholesale fibre businesses in Greece (the “JV”). Vodafone Greece and PPC Group's fibre businesses currently cover more than 1.6 million homes on a combined basis. The JV would intend to provide wholesale open access to internet service providers in Greece. Formation of the JV is subject to completion of due diligence, agreement on binding transaction documentation and will be subject to customary conditions including regulatory approvals.

Türkiye ⫶ Service revenue growth in euro terms

8% of Group service revenue	Q1 FY27	Q1 FY26	Reported	Organic
	€m	€m	change %	change %1,2
Total revenue	865	762	13.5
- Service revenue	716	629	13.8	30.2
- Other revenue	149	133

Notes:
1.
Non-GAAP measure. See page 11 for more information.
2.
Türkiye was designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. Organic growth metrics exclude the impacts of the hyperinflation adjustment and foreign exchange translation.

Growth
Total revenue increased by 13.5% to €0.9 billion, with service revenue growth partly offset by depreciation of the local currency versus the euro.
Service revenue increased 30.2% (Q4: 33.7%) on an organic basis. As reported under IAS 29, service revenue growth in euro terms increased 13.8% (Q4: 36.9%). Excluding the impact of hyperinflationary accounting adjustments, service revenue increased 8.3% in euro terms (Q4: -0.2%). Growth in Türkiye was primarily driven by ongoing price actions, value accretive base management and strong growth in Business.
Vodafone Business service revenue increased 40.4% (Q4: 34.5%) on an organic basis, supported by growth in mobile and fixed connectivity, and strong demand for our digital services products including increased data centre usage.

Customers
We added 88,000 mobile contract customers during the quarter, including migrations of prepaid customers.

Spectrum and 5G launch
In October 2025, Vodafone Türkiye successfully acquired a total of 100 MHz of spectrum in the country’s 5G auction, for US$627 million (€539 million). Vodafone Türkiye launched 5G services in April 2026 and has the widest 5G coverage in the country, covering over 30,000km2 across 81 provinces, and offers the largest portfolio of 5G-compatible handsets.

Africa ⫶ Double-digit service revenue growth continues

21% of Group service revenue	Q1 FY27	Q1 FY26	Reported	Organic
	€m	€m	change %	change %1
Total revenue	2,217	1,932	14.8
- Service revenue	1,790	1,555	15.1	12.6
- Other revenue	427	377

Note:
1.
Non-GAAP measure. See page 11 for more information.

Growth
Total revenue increased 14.8% to €2.2 billion as higher service revenue. Service revenue increased 15.1% and organic service revenue growth was 12.6% (Q4: 10.9%), with growth in all of Vodacom’s markets.
In South Africa, service revenue increased driven by growth in mobile, supported by contract price increases, prepaid data traffic and Business digital services growth. Growth in fixed service revenue was driven by customer base growth across our extended fibre footprint. Financial services performed well with organic growth of 6.6% (Q4: 11.3%) to €50 million, supported by our insurance products, merchant and lending marketplace services.
In Egypt, service revenue continued to increase well above inflation and in euro terms. This was driven by financial services and data traffic growth, and the implementation of industry-wide price increases in May 2026. Growth of our financial services product, Vodafone Cash, accelerated to 72.9% (Q4: 37.3%) on an organic basis to €50 million.
In Vodacom’s international markets, service revenue growth was driven by strong data traffic and the acceleration of our financial services product, M-Pesa. We continued to deliver strong growth in Tanzania, the DRC and Lesotho during the quarter. M-Pesa revenue increased 23.6% (Q4: 23.9%) on an organic basis to €137 million and now represents 31.2% of service revenue. This was supported by our lending, savings and merchant services.
Vodacom Business service revenue grew 12.9% with organic growth of 8.7% (Q4: 11.0%), driven by core connectivity and digital services, including IoT supported by public sector project delivery.

Customers
In South Africa, we added 37,000 mobile contract customers during the quarter. We now have a mobile contract customer base of over 7.0 million and prepaid customer base of 41.7 million. Across our active customer base, 72.1% of our mobile customers use our data services. The number of customers using our Vodapay super-app continued to grow, and we have 3 million active users.
In Egypt, we added 74,000 mobile contract customers and 1.2 million prepaid customers during the quarter, supported by our market-leading customer experience and 5G services enabling high quality voice services and supporting the rapidly growing data demand in Egypt. Our financial services product, Vodafone Cash, reached 15.7 million customers, including 1.0 million new users in Q1.
In Vodacom’s international markets, we added 1.2 million mobile customers in Q1, and our customer base is now 68.4 million, with 67.9% of active mobile customers using our data services. Our M-Pesa customer base increased during the quarter and now totals 29.3 million active users.

Spectrum
In June 2026, Vodafone Mozambique was awarded a 5G licence and secured 210MHz of spectrum across various bands for a total of US$56 million. The payment and licence terms are being finalised with the Mozambique telecommunications regulator.

Portfolio
On 30 June 2026, we announced that Vodacom completed the acquisition of an effective 20% of the issued share capital in Safaricom. Vodacom acquired 15% from the Government of Kenya for a cash consideration of €1.36 billion (KES 204 billion) and 5% from Vodafone for a cash consideration of €0.45 billion (KES 68 billion). In FY26, Safaricom generated €2.8 billion service revenue and €1.4 billion Adjusted EBITDAaL.
Following completion of the acquisition, Safaricom is owned by Vodacom (55%), the Government of Kenya (20%) and public investors (25%). Safaricom will be fully consolidated by Vodacom and Vodafone Group from 1 July 2026.

Notes to the Q1 FY27 Trading update

Basis of preparation
Adjusted EBITDAaL and Operating profit has been extracted from the Group’s unaudited consolidated financial statements for the three months ended 30 June 2026.
These financial statements, insofar as they are applicable to the calculation of Adjusted EBITDAaL and Operating profit, include all adjustments necessary for a fair statement of Adjusted EBITDAaL and Operating profit for the periods presented and apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s consolidated financial statements for the year ended 31 March 2026, which were prepared in accordance with UK-adopted International Accounting Standards (‘IAS’), with International Financial Reporting Standards (‘IFRS’) as issued by the IASB and with the requirements of the UK Companies Act 2006, except no impairment assessment in accordance with IAS 36 “Impairment of Assets” or IAS 28 “Investments in Associates and Joint Ventures” has been conducted at 30 June 2026.
The preparation of the unaudited consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the period. Actual results could vary from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revisions affect only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Acquisition of Safaricom

On 30 June 2026, the Group’s 65.1% subsidiary, Vodacom, acquired additional share capital in its associate Safaricom Plc (‘Safaricom’). Vodacom acquired 15% of Safaricom’s shares from the Government of Kenya, and a further 5% from a wholly owned Group subsidiary, increasing Vodacom’s and the Group’s interest in Safaricom to 55%. As a result, Safaricom became a subsidiary of both Vodacom and the Group from this date.

At the acquisition date, the Group discontinued the equity method for its previously held 39.9% interest in Safaricom, and remeasured this interest to fair value, before consolidating Safaricom as a subsidiary. A €3.0 billion gain on the remeasurement of the previously held associate investment has been recognised in Other Income within Group Operating profit.

Critical accounting judgements and estimates
The Group’s critical accounting judgements and estimates are disclosed in the Group’s Annual Report for the year ended 31 March 2026.

Non-GAAP measures

In the discussion of the Group’s reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics
Organic revenue growth	Page 11	Revenue	Pages 12 and 13
Organic service revenue growth	Page 11	Service revenue	Pages 12 and 13
Organic mobile service revenue growth	Page 11	Service revenue	Pages 12 and 13
Organic fixed service revenue growth	Page 11	Service revenue	Pages 12 and 13
Organic Vodafone Business service revenue growth	Page 11	Service revenue	Pages 12 and 13
South Africa: Financial services organic revenue growth	Page 11	Service revenue	Pages 12 and 13
Vodacom International: M-Pesa organic revenue growth	Page 11	Service revenue	Pages 12 and 13
Egypt: Financial services (Vodafone Cash) organic revenue growth	Page 11	Service revenue	Pages 12 and 13
Group Adjusted EBITDAaL	Page 14	Operating profit	Page 14
Organic Group Adjusted EBITDAaL growth	Pages 11 and 14	Operating profit	Page 14
Organic Group Adjusted EBITDAaL margin growth	Pages 11 and 14	Operating profit	Page 14

Performance metrics

Organic growth
Organic growth presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustment in Türkiye and other adjustments to improve the comparability of results between periods.
Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons: (i) It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance; (ii) It is used for internal performance analysis; and (iii) It facilitates comparability of underlying growth with other companies (although the term ‘organic’ is not a defined term under GAAP and may not, therefore, be comparable with similarly-titled measures reported by other companies).
We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Service revenue growth in Türkiye excluding the impact of the hyperinflationary adjustment
This growth metric presents performance in Türkiye excluding the hyperinflationary adjustment recorded in the Group’s consolidated financial statements in accordance with IAS 29 ‘Financial Reporting in Hyperinflationary Economies’.

Non-GAAP measures

Quarter ended 30 June 2026
			Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q1 FY27	Q1 FY26
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,740	2,688	1.9	(0.7)	–	1.2
Mobile service revenue	1,279	1,264	1.2	–	–	1.2
Fixed service revenue	1,461	1,424	2.6	(1.3)	–	1.3
UK	1,988	1,646	20.8	(22.5)	2.3	0.6
Mobile service revenue	1,581	1,250	26.5	(29.6)	2.4	(0.7)
Fixed service revenue	407	396	2.8	1.3	2.0	6.1
Other Europe	1,231	1,184	4.0	(2.4)	(0.6)	1.0
Türkiye1	716	629	13.8	0.2	16.2	30.2
Africa	1,790	1,555	15.1	–	(2.5)	12.6
Common Functions2	197	192
Eliminations	(36)	(36)
Total service revenue	8,626	7,858	9.8	(5.5)	0.9	5.2
Other revenue	1,668	1,527
Revenue	10,294	9,385	9.7	(6.1)	0.7	4.3

Other growth metrics
Vodafone Business - Service revenue	2,097	1,964	6.8	(2.3)	0.5	5.0
Germany - Vodafone Business service revenue	623	581	7.2	(3.2)	–	4.0
UK - Vodafone Business service revenue	527	518	1.7	(4.3)	1.9	(0.7)
Other Europe - Vodafone Business service revenue	394	378	4.2	0.1	(0.3)	4.0
Türkiye - Vodafone Business service revenue	121	99	22.2	0.3	17.9	40.4
Africa - Vodacom Business service revenue	316	280	12.9	–	(4.2)	8.7
South Africa - Financial services revenue	50	43	16.3	–	(9.7)	6.6
Vodacom International M-Pesa revenue	137	112	22.3	–	1.3	23.6
Egypt - Financial services revenue (Vodafone Cash)	50	31	61.3	–	11.6	72.9

Notes:
1.
Reported service revenue growth in Türkiye of 13.8% includes 5.5pps in relation to the application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. Growth in Türkiye excluding the impact of this hyperinflationary adjustment was 8.3%.
2.
Comprises corporate functions and shared operations.

Non-GAAP measures

Quarter ended 31 March 2026
			Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q4 FY26	Q4 FY25
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,723	2,670	2.0	(0.7)	–	1.3
Mobile service revenue	1,274	1,242	2.7	–	–	2.7
Fixed service revenue	1,449	1,428	1.5	(1.4)	–	0.1
UK	1,958	1,489	31.5	(36.9)	5.2	(0.2)
Mobile service revenue	1,539	1,057	45.6	(51.9)	5.8	(0.5)
Fixed service revenue	419	432	(3.0)	–	3.8	0.8
Other Europe	1,230	1,194	3.0	(1.2)	(0.6)	1.2
Türkiye1	828	605	36.9	1.0	(4.2)	33.7
Africa	1,732	1,614	7.3	–	3.6	10.9
Common Functions2	192	176
Eliminations	(16)	(28)
Total service revenue	8,647	7,720	12.0	(8.1)	1.2	5.1
Other revenue	1,753	1,641
Revenue	10,400	9,361	11.1	(9.1)	1.0	3.0

Other growth metrics
Vodafone Business - Service revenue	2,134	2,062	3.5	(1.5)	1.2	3.2
Germany - Vodafone Business service revenue	616	588	4.8	(3.3)	–	1.5
UK - Vodafone Business service revenue	535	565	(5.3)	(6.0)	3.5	(7.8)
Other Europe - Vodafone Business service revenue	401	405	(1.0)	8.1	(0.3)	6.8
Türkiye - Vodafone Business service revenue	137	98	39.8	(3.2)	(2.1)	34.5
Africa - Vodacom Business service revenue	323	296	9.1	–	1.9	11.0
South Africa - Financial services revenue	49	44	11.4	–	(0.1)	11.3
Vodacom International - M-Pesa revenue	128	115	11.3	–	12.6	23.9
Egypt - Financial services revenue (Vodafone Cash)	43	34	26.5	–	10.8	37.3

Notes:
1.
Reported service revenue growth in Türkiye of 36.9% includes 37.1pps in relation to the application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. Growth in Türkiye excluding the impact of this hyperinflationary adjustment was -0.2%.
2.
Comprises corporate functions and shared operations.

Non-GAAP measures

Non-GAAP measure	Purpose	Definition
Adjusted EBITDAaL
Adjusted EBITDAaL is used in conjunction with financial measures such as operating profit to assess our operating performance and profitability.It is a key external metric used by the investor community to assess performance of our operations.It is our segment performance measure in accordance with IFRS 8 (Operating Segments).

Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on lease liabilities but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses/reversals, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Adjusted EBITDAaL margin		Adjusted EBITDAaL margin is Adjusted EBITDAaL divided by Revenue.

The tables below provide the reconciliations of: (i) Group Adjusted EBITDAaL to Group Operating profit which is the closest equivalent GAAP measure; (ii) Reported growth in Group Adjusted EBITDAaL to organic growth in Group Adjusted EBITDAaL; and (iii) Reported growth in the Group Adjusted EBITDAaL margin and the organic growth in the Group Adjusted EBITDAaL margin.

			Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q1 FY27	Q1 FY26
	€m	€m	%	pps	pps	%
Group Adjusted EBITDAaL	2,932	2,748	6.7	(1.2)	0.7	6.2
Restructuring costs	(107)	(24)
Interest on lease liabilities	164	137
(Loss)/profit on disposal of property, plant and equipment and intangible assets	(7)	1
Depreciation and amortisation of owned assets	(2,165)	(1,955)
Share of results of equity accounted associates and joint ventures	80	(7)
Other income	2,976	115
Group Operating profit1	3,873	1,015

Percentage point change in Adjusted EBITDAaL margin	28.5	29.3	(0.8)	1.4	-	0.6

Note:
1.
See page 10 for information on the basis of preparation.

Definitions

Key terms are defined below. See page 11 for the location of definitions for non-GAAP measures.

Term	Definition
Africa	Comprises the Vodacom Group.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Common Functions	Comprises corporate functions and shared operations.
Depreciation and amortisation
The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful life. The measure includes the profit or loss on disposal of property, plant and equipment, software and leased assets.

Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group’s European businesses and the UK.
Fixed service revenue	Service revenue (see below) relating to the provision of fixed line and carrier services.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standards.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things (‘IoT’)
The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enable these objects to collect data and exchange communications with one another or a database.

MDU	Multi Dwelling Units.
Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
Other Europe	Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Revenue	The total of Service revenue (see below) and Other revenue (see above).
Roaming	Roaming allows customers to make calls, send and receive texts and data on our and other operators’ mobile networks, usually while travelling abroad.
Service revenue
Service revenue is all revenue related to the provision of ongoing services to the Group’s consumer and enterprise customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

Vodacom Internationals	Comprises Vodacom’s network operations in the Democratic Republic of the Congo (‘DRC’), Lesotho, Mozambique and Tanzania.
Vodafone Business
Vodafone Business supports organisations in a digital world. With Vodafone’s expertise in connectivity, our leading IoT platform and our global scale, we deliver the results that organisations need to progress and thrive. We support businesses of all sizes and sectors.

Notes

1.
References to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and everyone.connected are trademarks owned by Vodafone. Other product and company names mentioned herein may be the trademarks of their respective owners.
2.
All growth rates reflect a comparison to the quarter ended 30 June 2025 unless otherwise stated.
3.
References to “Q1”, “Q2”, “Q3” and “Q4” are to the three months ended 30 June, 30 September, 31 December and 31 March. References to the “year”, “financial year” or “FY27” are to the financial year ending 31 March 2027. References to “last year”, “last financial year” or “FY26” are to the financial year ended 31 March 2026.
4.
Vodacom refers to the Group’s interest in Vodacom Group Limited and subsidiaries in South Africa, Egypt, Kenya, Ethiopia, DRC, Tanzania, Mozambique and Lesotho.
5.
This document contains references to websites. Information on any website is not incorporated into this update and should not be considered part of this update.

Forward-looking statements and other matters

This document contains ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. In particular, such forward-looking statements include, but are not limited to, statements with respect to: the Group’s portfolio transformation plan; expectations regarding the Group’s financial condition or results of operations and the guidance for Adjusted EBITDAaL and Adjusted free cash flow for the financial year ending 31 March 2027; the integration of Skaylink, Telekom Romania and VodafoneThree; the acquisition of an increased shareholding in Safaricom; the announced agreement to acquire full ownership of VodafoneThree; general expectations for the Group’s future performance; expectations for the Group’s dividend policy; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses; the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes; certain of the Group’s plans and objectives, including the Group’s strategy.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as ‘will’, ‘may’, ‘expects’, 'believes', ‘continue’, ‘plans’, ‘further’, ‘ongoing’, ‘progress’, ‘targets’ or ‘could’. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to the following: general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services, including artificial intelligence; the Group’s ability to optimise its portfolio in line with its business transformation plan; evolving cyber threats to the Group’s services and confidential data; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; slower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains, shortages and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, data centres, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, associates, franchises, brand licences, platform sharing or other arrangements with third parties, including the combination of Vodafone’s UK business with Three UK, the mobile network sharing agreement with Virgin Media O2 and the Group’s strategic partnerships with Microsoft and Google; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposal; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry; and changes in statutory tax rates and profit mix.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found in the summary of our principal risks in the Group’s Annual Report for the year ended 31 March 2026. The Annual Report can be found on the Vodafone Group’s website (vodafone.com/investors). All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2026

-End-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 27, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary

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